AB 3/7

UNIT
SECURITIESANDE:
Washington, D.C. 20549

15047486

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 2 2015 WASH., D.C. 201

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-13630 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allianz Life Financial Services,LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5701 Golden Hills Drive
(No. and Street)

Minneapolis (City) MN (State) 55416 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aline Schellhas 763-765-7661
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center, 90 South 7th Street, Minneapolis, MN 55402
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD 3/9/15

# OATH OR AFFIRMATION

I, Aline Schellhas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allianz Life Financial Services, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MOLLY FRAZIER
Notary Public
State of Minnesota
My Commission Expires
January 31, 2020

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ALLIANZ LIFE FINANCIAL SERVICES, LLC

Financial Statements with Supplementary Information

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

**ALLIANZ LIFE FINANCIAL SERVICES, LLC**

**Table of Contents**

**KPMG LLP**
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

## Report of Independent Registered Public Accounting Firm

The Board of Governors and Member
Allianz Life Financial Services, LLC:

We have audited the accompanying statement of financial condition of Allianz Life Financial Services, LLC (the Company) as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allianz Life Financial Services, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Minneapolis, Minnesota
February 25, 2015

**ALLIANZ LIFE FINANCIAL SERVICES, LLC**

Statement of Financial Condition

December 31, 2014

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 533,248 |
| Investment in U.S. Treasury notes, at fair value | | 41,222,770 |
| Other assets | | 138,099 |
| Accrued interest receivable | | 278,101 |
| Net receivable from affiliates | | 24,297,690 |
| Total assets | $ | 66,469,908 |
| **Liabilities and Member's Equity** | | |
| Liabilities: | | |
| Payable to broker-dealers | $ | 28,596,605 |
| State taxes and fees payable | | 12,590 |
| Accrued expenses | | 3,400 |
| Total liabilities | | 28,612,595 |
| Member's equity | | 37,857,313 |
| Total liabilities and member's equity | $ | 66,469,908 |

See accompanying notes to financial statements.

**ALLIANZ LIFE FINANCIAL SERVICES, LLC**

Statement of Income

Year ended December 31, 2014

| | | |
|---|---|---|
| Revenues: | | |
| Commissions earned | $ | 256,779,769 |
| 12b-1 fees earned | | 56,498,823 |
| Marketing stipend | | 15,632,172 |
| Investment income | | 496,724 |
| Trading gains (losses) | | 388,169 |
| Total revenues | | 329,795,657 |
| Expenses: | | |
| Commissions | | 256,779,769 |
| Salaries and employee benefit charges | | 26,488,731 |
| Marketing | | 16,749,978 |
| Travel and entertainment | | 2,019,306 |
| Legal expenses | | 1,097,939 |
| Meetings and seminars | | 637,179 |
| Advertising and public relations | | 477,720 |
| Other expenses | | 3,098,460 |
| Total expenses | | 307,349,082 |
| Income from operations | | 22,446,575 |
| Reimbursement of excess of revenues over expenses to affiliates | | (22,058,406) |
| Net income | $ | 388,169 |

See accompanying notes to financial statements.

**ALLIANZ LIFE FINANCIAL SERVICES, LLC**

Statement of Changes in Member's Equity

Year ended December 31, 2014

| | | |
|---|---|---|
| Balance at December 31, 2013 | $ | 37,469,144 |
| Net income | | 388,169 |
| Balance at December 31, 2014 | $ | 37,857,313 |

See accompanying notes to financial statements.

**ALLIANZ LIFE FINANCIAL SERVICES, LLC**

Statement of Cash Flows

Year ended December 31, 2014

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 388,169 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Amortization of U.S. Treasury notes | | 237,346 |
| Trading (gains) losses | | (388,169) |
| Increase in accrued interest receivable | | (32,167) |
| Increase in other assets | | (10,055) |
| Increase in net receivable from affiliates | | (1,104,690) |
| Decrease in accrued expenses and state taxes and fees payable | | (3,655) |
| Increase in payable to broker-dealers | | 1,630,274 |
| Net cash provided by operating activities | | 717,053 |
| Cash flows from investing activities: | | |
| Maturity of U.S. Treasury notes | | 8,500,000 |
| Purchase of U.S. Treasury notes | | (9,155,918) |
| Net cash used in investing activities | | (655,918) |
| Net increase in cash and cash equivalents | | 61,135 |
| Cash and cash equivalents, beginning of year | | 472,113 |
| Cash and cash equivalents, end of year | $ | 533,248 |

See accompanying notes to financial statements.

## (1) Nature of Business and Significant Accounting Policies

### *(a) Description of the Company*

Allianz Life Financial Services, LLC (the Company) is a wholly owned subsidiary of Allianz Life Insurance Company of North America (Allianz Life). Allianz Life is a wholly owned subsidiary of Allianz of America, Inc. (AZOA), which is a wholly owned subsidiary of Allianz Europe, B.V. Allianz Europe, B.V. is a wholly owned subsidiary of Allianz SE. Allianz SE is a European company registered in Munich, Germany.

The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934 and operates as a wholesale broker-dealer. It is organized under the laws of Minnesota as a limited liability company. The Company is the distributor of variable annuity products for Allianz Life and Allianz Life Insurance Company of New York (Allianz of New York), a wholly owned subsidiary of Allianz Life. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of Allianz Life.

The Company does not carry or hold securities for customer accounts.

### *(b) Significant Accounting Policies*

**Basis of Presentation**

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

**Use of Estimates**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such changes in estimates are recorded in the period they are determined.

**Cash and Cash Equivalents**

Cash and cash equivalents represent amounts held in depository institutions and investment in short term money-market funds.

**Investments**

The Company classifies its fixed-maturity securities as "trading." Accordingly, the investments in these securities are valued at fair value as determined by published quotations. All gains and losses, both realized and unrealized are reflected in trading gains (losses) on the Statement of Income on a net basis.

**Other Assets**

Deposits paid to the Financial Industry Regulatory Authority, Inc. (FINRA) for advertising and representative fees are recorded as a prepaid asset and expensed as incurred. At December 31, 2014, $131,069 has been recognized as a prepaid expense within other assets on the Statement of Financial Condition.

**Revenues**

Commission revenue from sales of variable products is recorded monthly as the related premium is recorded by Allianz Life and Allianz of New York. Commission expense is recognized in the same manner as the related income is earned.

12b-1 fee revenue is recorded monthly based on a percentage of Allianz Life and Allianz of New York assets under management by certain fund companies. Distribution expenses are allocated from Allianz Life and Allianz of New York and recognized in the month the related income is earned.

Marketing stipend revenue from sales of variable products is recorded monthly based on the assets under management and sales of products sold by certain broker-dealers. Related marketing expense is recognized in the month the income is earned. The Company has agreements set up with retail broker-dealers to facilitate distribution of the variable product line. These agreements generally contain fees paid by the Company to the retail broker-dealers as a marketing allowance that is to be used for promotional costs (marketing brochures, Web site presence, etc.).

**Income Taxes**

The Company is a single-member limited liability company treated as a disregarded entity pursuant to the Internal Revenue Service's "check-the-box" regulations. While the Company is not liable to file any tax returns with the Internal Revenue Service, its attributes are included in the AZOA federal income tax return. If the Company were to file a federal income tax return on a "stand-alone basis," the Company would incur tax expense of $177,510.

The Company incurred $12,590 of taxes and fees that are included in taxes, licenses, and fees on the Statement of Income. The Company is required by the State of California to pay an $800 annual tax for doing business in the state and paid a fee of $11,790 based on annual income apportioned to California.

The Company had no unrecognized tax benefits as of January 1, 2014, or any unrecognized tax benefits as of December 31, 2014. The Company does not expect any significant changes related to unrecognized tax benefits during the next 12 months.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in federal income tax expense. As of December 31, 2014, the Company has not recognized any interest and penalties.



(Continued)

### (c) *Recently issued Accounting Pronouncements – Adopted*

In December 2013, the FASB issued guidance to define a public business entity. This term will be used in future accounting guidance to separate requirements for public business entities from those for not-for-profit entities, private entities, and non-public employee benefit plans. The Company meets the definition of a public business entity under the new definition. However, this new definition does not require any current changes in accounting for public business entities. This guidance is effective beginning in December 2013. There was no impact on the Financial Statements as a result of adopting this guidance.

In July 2013, the FASB issued guidance about the presentation of unrecognized tax benefits. This guidance requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The guidance is effective for fiscal years beginning after December 15, 2013. There was no impact on the Financial Statements as a result of adopting this guidance.

In April 2013, the FASB issued guidance that requires an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. Liquidation is imminent when the likelihood is remote that the entity will return from liquidation and either a plan for liquidation is approved by the person or persons with the authority to make such a plan effective and the likelihood is remote that the execution of the plan will be blocked by other parties or a plan for liquidation is being imposed by other forces (for example, involuntary bankruptcy). If a plan for liquidation was specified in the entity's governing documents from the entity's inception (for example, limited-life entities), the entity should apply the liquidation basis of accounting only if the approved plan for liquidation differs from the plan for liquidation that was specified at the entity's inception. This guidance does not apply to investment companies under the Investment Company Act of 1940. The guidance is effective for annual reporting periods beginning after December 15, 2013. There was no impact on the Financial Statements as a result of adopting this guidance.

In February 2013, the FASB issued guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements that are not included in other guidance and for which the total amount of the obligation is fixed at the reporting date. Examples of such liabilities include debt arrangements, other contractual obligations, and settled legal and judicial rulings. The guidance is effective for fiscal years beginning after December 15, 2013. There was no impact on the Financial Statements as a result of adopting this guidance.

In June 2013, the FASB amended the guidance used to determine if an entity is an investment company within the scope of the *Financial Service – Investment Companies* guidance. Entities that are investment companies under the Investment Company Act of 1940 continue to be investment companies for accounting. Additionally, entities that have both of the following criteria are also investment companies for accounting purposes: (1) it obtains funds from one or more investors and provide the investors with investment management services and commits to its investors that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income or both and (2) the entity or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation. The guidance also requires an investment company that meets one of these accounting definitions to measure non-controlling ownership interests in other investment companies at fair value rather than using the equity method of accounting and to add disclosures to its financial statements. The guidance is effective for fiscal years beginning after December 15, 2013. The Company is not an investment company. Therefore, there was no impact on the Financial Statements as a result of adopting this guidance.

***(d) Recently issued Accounting Pronouncements – To Be Adopted***

In August 2014, the FASB issued an amendment to provide guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The amendments are intended to reduce diversity in the timing and content of footnote disclosures. Additional disclosures are required. The revisions are effective for annual periods ending after December 15, 2016 and for annual and interim periods thereafter. The guidance is not expected to have an impact on the Financial Statements.

In May 2014, the FASB issued a new standard for recognizing revenue from contracts when goods and services are transferred to a customer in exchange for payment. The model requires 1) identifying contracts with a customer, 2) identifying separate performance obligations, 3) determining the transaction price, 4) allocating the transaction price to the separate performance obligations and 5) recognizing revenue when (or as) the entity satisfies a performance obligation. The revenue recognition standard does not apply to financial instruments or to insurance contracts. However, the standard will require significantly more disclosures about items that are recorded under the new revenue recognition model. The guidance is effective for fiscal years beginning after January 1, 2017. The Company is currently evaluating the impact of these revisions on the Financial Statements.

In March 2014, the FASB guidance about the presentation of financial statements, and property, plant and equipment was amended. These amendments apply to either a component of an entity that either is disposed of or meets the criteria to be classified as held for sale or a business that, on acquisition, meets the criteria to be classified as held for sale. Under these amendments, a component of an entity or a group of components of an entity or a business is required to be reported in discontinued operations if the disposal represents a strategic shift that has a major effect on an entity's operations and financial results. A strategic shift may include situations such as disposal of a major geographical area, a major line of business, a major equity method investment, or other major parts of the entity. These amendments require additional disclosures about discontinued operations. The amendments in this standard should

not be applied to a component of an entity that is classified as held for sale before the effective date even if disposed after the effective date. The amendments are effective, prospectively, within annual periods beginning on or after December 15, 2014 and for interim periods within annual periods beginning on or after December 15, 2015. The Company does not expect a material impact to the Financial Statements as a result of adopting this guidance.

## (2) Fair Value Measurements

U.S. Treasury notes are carried at fair value on a recurring basis in the Company's financial statements.

The Fair Value Measurements and Disclosures topic of the Codification establishes a fair value hierarchy that prioritizes the inputs used in the valuation techniques to measure fair value.

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2 – Valuations derived from techniques that utilize observable inputs, other than quoted prices included in Level 1, which are observable for the asset or liability either directly or indirectly, such as:

(a) quoted prices for similar assets or liabilities in active markets.

(b) quoted prices for identical or similar assets or liabilities in markets that are not active.

(c) inputs other than quoted prices that are observable.

(d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Valuations derived from techniques in which the significant inputs are unobservable. Level 3 fair values reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The Company has analyzed the valuation techniques and related inputs, evaluated its assets and liabilities reported at fair value, and determined an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs. Based on the results of this evaluation and investment class analysis, each valuation was classified into Level 1, 2, or 3.

The following table presents the assets measured at fair value on a recurring basis and their corresponding fair value hierarchy at December 31, 2014:

| | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Assets accounted for at fair value: | | | | |
| Investment in U.S. Treasury notes | $ 41,222,770 | 41,222,770 | — | — |
| Total assets accounted for at fair value | $ 41,222,770 | 41,222,770 | — | — |

The following is a discussion of the methodologies used to determine fair values for the financial instruments listed in the above table. These fair values represent an exit price (i.e., what a buyer in the market place would pay for a security in a current sale or charge to transfer a liability).

*(a)* ***Valuation of U.S. Treasury Notes***

The fair value of U.S. Treasury notes is based on quoted market prices for identical securities. Management is responsible for establishing and maintaining an adequate internal control structure to prevent or detect material misstatements related to fair value measurements and disclosures. Management has reviewed the pricing sources and noted that all are actively traded in quoted markets and are appropriately classified as Level 1.

*(b)* ***Transfers***

The Company reviews its fair value hierarchy classifications annually. Changes in the observability of significant valuation inputs identified during this review may cause reclassification of fair value hierarchy levels of financial assets and liabilities. These reclassifications are reported as transfers into/out of the various levels at the end of the period in which the change occurs. The Company has no Level 3 financial assets or liabilities. In addition, there were no transfers into/out of Levels 1 and 2.

*(c)* ***Nonrecurring Fair Value Measurements***

Occasionally, certain assets and liabilities are measured at fair value on a nonrecurring basis (e.g., impaired assets). At December 31, 2014, there were no assets or liabilities reported at fair value on a nonrecurring basis.

## (3) Transactions with Related Parties

For the year ended December 31, 2014, the Company earned commission revenues of $232,009,147 and $24,770,622 from Allianz Life and Allianz of New York, respectively.

For the year ended December 31, 2014, the Company earned administrative fees of $50,000 from Allianz Life Advisers, LLC, a wholly owned subsidiary of Allianz Life. The amount is included in the 12b-1 fees earned on the Statement of Income. The Company has receivables of $12,500 related to this agreement reflected in receivable from affiliates on the Statement of Financial Condition at December 31, 2014.

The Company has no employees. Management agreements entered into by and between the Company and Allianz Life and Allianz of New York exist, whereby all expenses, except for commissions and certain marketing expenses, incurred by Allianz Life and Allianz of New York on behalf of the Company are allocated to the Company, including salaries, employee benefits, operating costs, and administrative services incurred by Allianz Life and Allianz of New York on behalf of the Company. During 2014, $34,937,142 was allocated to the Company using an allocation method developed by management of Allianz Life and Allianz of New York.

Under these same agreements with the Company, all 12b-1 fees are assigned by the Company to Allianz Life and Allianz of New York. Allianz Life and Allianz of New York have also agreed to reimburse the Company for the excess of expenses over revenues, exclusive of trading gains (losses). The Company records the net impact of the assignment of 12b-1 fees and the reimbursement of expenses as a reimbursement to or from affiliates on the Statement of Income. In the event that revenues exceed expenses, the Company records a reimbursement to Allianz Life and Allianz of New York to reflect the excess of 12b-1 revenues assigned and investment income over expenses incurred, exclusive of trading gains (losses). In the event that expenses exceed revenues, the Company records a reimbursement from Allianz Life and Allianz of New York. For the year ended December 31, 2014, total revenues exceeded expenses and the Company recorded a reimbursement to Allianz Life and Allianz of New York from the Company of $19,652,410 and $2,405,996, respectively under this agreement. The balance due to Allianz Life and Allianz of New York was $4,304,384 and netted within receivable from affiliates on the Statement of Financial Condition as of December 31, 2014.

Commissions due to broker-dealers are paid by Allianz Life and Allianz of New York on behalf of the Company. At December 31, 2014, the Company had a payable due to broker-dealers of $28,589,574 with corresponding receivables of $26,976,457 and $1,613,117 from Allianz Life and Allianz of New York, respectively, for commission revenue reflected in receivable from affiliates on the Statement of Financial Condition at December 31, 2014, as discussed in note 1.

The Company maintains a selling agreement with Questar Capital Corporation, a wholly owned subsidiary of Allianz Life. For the year ended December 31, 2014, the agreement resulted in $3,079,128 of commission expense for the Company.

## (4) Net Capital Requirement

The Company is subject to SEC Uniform Net Capital Rule (Rule 15c3-1), and is required to maintain minimum net capital of $1,907,506 as of December 31, 2014. At December 31, 2014, the Company had net capital of $12,084,154, which was $10,176,648 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 2.37:1 at December 31, 2014.

## (5) Rule 15c3-3 Exemption

The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)(1). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

## (6) Commitments and Contingencies

The Company may be involved in various pending or threatened litigation arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial position or results of the Company.

## (7) Subsequent Events

Subsequent events have been evaluated through February 25, 2015, which is the date the financial statements were available to be issued.

Schedule I

## ALLIANZ LIFE FINANCIAL SERVICES, LLC

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2014

| | | |
|---|---|---|
| Member's equity | $ | 37,857,313 |
| Deduct – nonallowable assets: | | |
| Net receivable from affiliates | | 24,297,690 |
| Accrued interest receivable | | 278,101 |
| Other assets | | 138,099 |
| Net capital before haircuts on securities positions | | 13,143,423 |
| Haircuts on U.S. Treasury notes and cash equivalents | | 1,059,269 |
| Net capital | | 12,084,154 |
| Minimum capital required to be maintained (greater of 6 2/3% of aggregate indebtedness or $5,000) | | 1,907,506 |
| Net capital in excess of requirement | $ | 10,176,648 |
| Aggregate indebtedness | $ | 28,612,595 |
| Ratio of aggregate indebtedness to net capital | | 2.37 : 1 |

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in the unaudited Part II of Form X-17A-5 filed on January 27, 2015, and the above audited computation.

See accompanying report of independent registered public accounting firm.

Schedule II

**ALLIANZ LIFE FINANCIAL SERVICES, LLC**

Computation for the Determination of the Customer Account Reserve
Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof.

See accompanying report of independent registered public accounting firm.

Schedule III

**ALLIANZ LIFE FINANCIAL SERVICES, LLC**

Information Relating to Possession or Control
Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof.

See accompanying report of independent registered public accounting firm.

KPMG

**KPMG LLP**
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402



**Report of Independent Registered Public Accounting Firm**

The Board of Governors and Member
Allianz Life Financial Services, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Allianz Life Financial Services, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the period from June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Minneapolis, Minnesota
February 25, 2015

**Allianz Life Financial Services, LLC**

**Exemption Report**

Allianz Life Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provision).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(1) from June 1 through December 31, 2014 without exception.

I, Aline Schellhas, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Aline Schellhas
*Chief Financial Officer*
Allianz Life Financial Services, LLC

02/25/15
Date

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

**Forwarding and Address Correction Requested**

**Check appropriate boxes.**

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

**Pursuant to the terms of this form (detailed below).**

x [signature] 1-6-14

Authorized Signature/Title Date

SIPC-3 2014

8-013630 FINRA DEC 12/30/1970
ALLIANZ LIFE FINANCIAL SERVICES LLC
ATTN ANNETTE MINOR
CORPORATE COMPLIANCE MANAGER
5701 GOLDEN HILLS DR
MINNEAPOLIS, MN 55416-1297

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

# Form SIPC-3 FY 2014

## *Certification of Exclusion From Membership.*

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2014** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

**Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.**

**Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC

SECURITIES INVESTOR PROTECTION CORPORATION
805 FIFTEENTH STREET, N. W., SUITE 800
WASHINGTON, D.C. 20005-2215
(202) 371-8300 FAX (202) 371-6728
WWW.SIPC.ORG

December 20, 2013

TO: Securities Brokers and Dealers Who Claimed Exclusion From SIPC Membership for the Calendar Year Ended December 31, 2013 under Section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA")

SIPC-3, Certification of Exclusion From Membership, must be filed at the ***beginning of each calendar year*** by persons excluded from SIPC membership pursuant to SIPA Section 78ccc(a)(2)(A)(ii).

The enclosed SIPC-3 is provided for your use in the event that you intend to continue to claim exclusion from membership in SIPC because you expect your business as a broker-dealer, during the 2014 calendar year, to continue to consist exclusively of one or more of the categories listed on that form.

The completed form should be mailed in the enclosed return envelope, no later than January 31, 2014.

In the event of any change in your business that would terminate your exclusion from membership in SIPC, you must immediately give SIPC written notice so that data concerning SIPC membership and assessments can be mailed to you.

Any questions should be directed to SIPC or FINRA.

Sincerely,

SECURITIES INVESTOR PROTECTION CORPORATION

Enclosures: SIPC-3
return envelope

746709

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

**Forwarding and Address Correction Requested**

**Check appropriate boxes.**

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

**Pursuant to the terms of this form (detailed below).**

x [signature] 1-6-14

Authorized Signature/Title Date

**SIPC-3 2014**

8-013630 FINRA DEC 12/30/1970
ALLIANZ LIFE FINANCIAL SERVICES LLC
ATTN ANNETTE MINOR
CORPORATE COMPLIANCE MANAGER
5701 GOLDEN HILLS DR
MINNEAPOLIS, MN 55416-1297

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

# Form SIPC-3 FY 2014

## *Certification of Exclusion From Membership.*

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2014** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

**Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.**

**Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC

SECURITIES INVESTOR PROTECTION CORPORATION
805 FIFTEENTH STREET, N. W., SUITE 800
WASHINGTON, D.C. 20005-2215
(202) 371-8300 FAX (202) 371-6728
WWW.SIPC.ORG

December 20, 2013

TO: Securities Brokers and Dealers Who Claimed Exclusion From SIPC Membership for the Calendar Year Ended December 31, 2013 under Section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA")

SIPC-3, Certification of Exclusion From Membership, must be filed at the ***beginning of each calendar year*** by persons excluded from SIPC membership pursuant to SIPA Section 78ccc(a)(2)(A)(ii).

The enclosed SIPC-3 is provided for your use in the event that you intend to continue to claim exclusion from membership in SIPC because you expect your business as a broker-dealer, during the 2014 calendar year, to continue to consist exclusively of one or more of the categories listed on that form.

The completed form should be mailed in the enclosed return envelope, no later than January 31, 2014.

In the event of any change in your business that would terminate your exclusion from membership in SIPC, you must immediately give SIPC written notice so that data concerning SIPC membership and assessments can be mailed to you.

Any questions should be directed to SIPC or FINRA.

Sincerely,

SECURITIES INVESTOR PROTECTION CORPORATION

Enclosures: SIPC-3
return envelope

746709

KPMG

**KPMG LLP**
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402



**Report of Independent Registered Public Accounting Firm**

The Board of Governors and Member
Allianz Life Financial Services, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Allianz Life Financial Services, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the period from June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Minneapolis, Minnesota
February 25, 2015

**Allianz Life Financial Services, LLC**

**Exemption Report**

Allianz Life Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provision).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(1) from June 1 through December 31, 2014 without exception.

I, Aline Schellhas, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

[signature] 02/25/15

Aline Schellhas
*Chief Financial Officer*
Allianz Life Financial Services, LLC

Date

**KPMG LLP**
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402



## Report of Independent Registered Public Accounting Firm

The Board of Governors and Member
Allianz Life Financial Services, LLC:

We have audited the accompanying statement of financial condition of Allianz Life Financial Services, LLC (the Company) as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allianz Life Financial Services, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Minneapolis, Minnesota
February 25, 2015